News Release,
by BUTTERFIELD.

The Bank of N.T. Butterfield & Son Limited
65 Front Street, Hamilton HM 12 Bermuda
P.O. Box HM 195, Hamilton HM AX Bermuda
Tel: (441) 295 1111 Fax: (441) 295 3878
www.butterfieldgroup.com

BUTTERFIELD MAKES SENIOR MANAGEMENT APPOINTMENTS

Hamilton, Bermuda — May 2, 2022: The Bank of N.T. Butterfield & Son Limited ("Butterfield") (NYSE: NTB | BSX: NTB.BH) today announced the promotion of Michael Schrum to President and Group Chief Risk Officer. Craig Bridgewater has been promoted to Group Chief Financial Officer and joins the Executive Committee.

Mr. Schrum, who has served as Group Chief Financial Officer since 2015 and an Executive Director since 2020, takes over from Sabeth Siddique, Group Chief Risk Officer, who is to leave Butterfield at the end of May and will continue to be available in an advisory capacity. Mr. Bridgewater, who has served as Group Head of Finance since 2019, assumes the role of Group Chief Financial Officer.

Michael Collins, Butterfield's Chairman and Chief Executive Officer, said, "I congratulate Craig and Michael on their new appointments. As industry professionals with extensive experience and service to Butterfield, their knowledge and oversight is valued as we continue to execute our strategy for long-term growth.

"I extend my thanks to Sabeth for his contributions and thought leadership. In addition to managing our credit exposure during pandemic-related uncertainties and economic contraction, the risk management enhancements he has made have been impactful and will continue to serve us well."

Mr. Schrum has more than 25 years of financial services experience in London, New York and Bermuda. He joined Butterfield from HSBC in Bermuda where he was Chief Financial Officer. He is a CFA Charterholder (CFA Institute) and a Fellow Chartered Accountant (Institute of Chartered Accountants in England and Wales).

Mr. Bridgewater was previously a Partner at KPMG where he spent 18 years working in both Bermuda and the US and has worked at Orbis Investment Management Limited and Price Waterhouse (now PricewaterhouseCoopers). He is a Fellow of the Chartered Professional Accountants of Bermuda and Canada.

-ENDS-

About Butterfield:
Butterfield is a full-service bank and wealth manager headquartered in Hamilton, Bermuda, providing services to clients from Bermuda, the Cayman Islands, Guernsey and Jersey, where our principal banking operations are located, and The Bahamas, Switzerland, Singapore and the United Kingdom, where we offer specialized financial services. Banking services comprise deposit, cash management and lending solutions for individual, business and institutional clients. Wealth management services are composed of trust, private banking, asset management and custody. In Bermuda, the Cayman Islands and Guernsey, we offer both banking and wealth management. In The Bahamas, Singapore and Switzerland, we offer select wealth management services. In the UK, we offer residential property lending. In Jersey, we offer select banking and wealth management services. Butterfield is publicly traded on the New York Stock Exchange (symbol: NTB) and the Bermuda Stock Exchange (symbol: NTB.BH). Further details on the Butterfield Group can be obtained from our website at: www.butterfieldgroup.com. BF-All.

Investor Relations Contact:
Noah Fields
Investor Relations
The Bank of N.T. Butterfield & Son Limited
Phone : (441) 299 3816
E-mail : noah.fields@butterfieldgroup.com

Media Relations Contact:
Nicky Stevens
Group Strategic Marketing & Communications
The Bank of N.T. Butterfield & Son Limited
Phone: (441) 299 1624
E-mail: nicky.stevens@butterfieldgroup.com